Filed by Continental Minerals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Great China Mining Inc.
Commission File Number: 000-26217

The following press release filed by Continental Minerals Corporation (“Continental”) with the Securities and Exchange Commission (the “Commission”) under cover of Form 6-K was filed with the Commission pursuant to Rule 425 in connection with the proposed merger transaction between Continental and Great China Mining Inc. (“Great China”):

Description of Document	Date of Filing of Form 6-K with the SEC
Press Release dated July 31, 2006	August 2, 2006

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Continental and Great China have filed relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Continental with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which includes a preliminary prospectus and related materials to register the common shares of Continental to be issued in exchange for Great China common shares. The Registration Statement incorporates a proxy statement/ prospectus (the “Proxy Statement/Prospectus”) that Great China plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus contains important information about Great China, Continental, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and security holders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Great China and Continental through the web site maintained by the SEC at www.sec.gov.

Great China and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Great China's annual report on Form 10-KSB, which was filed with the SEC on March 31, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Great China in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein are included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Continental's Form 20-F filed with the SEC on June 30, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.

Continental Minerals Corporation	Great China Mining Inc.
1020 - 800 West Pender Street	(formerly China NetTV Holdings Inc.)
Vancouver, BC	World Trade Centre
Canada V6C 2V6	Suite 536-999 Canada Place
Tel 604 684•6365	Vancouver, BC V6C 3E2
Fax 604 684•8092	Tel 604 641•1366
Toll Free 1 800 667•2114	Fax 604 641•1377
www.continentalminerals.com	www.greatchinamining.com

EXPLORATION DRILLING BEGINS ON MAJOR NEW COPPER-GOLD ZONE
Definition drilling nearing completion

July 31, 2006, Vancouver, BC – Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF) and Great China Mining Inc. (OTC.BB-GCHA) announce an update of 2006 activities at the Xietongmen Project, located 240 kilometres west of Lhasa in Tibet, People’s Republic of China.

Exploration drilling program is starting on the second copper-gold zone, named Langtongmen, which was announced on April 25, 2006. The Langtongmen zone encompasses an area of scattered outcrop approximately one kilometer in diameter. Reconnaissance-type rock chip samples of intensely weathered, quartz stockwork veined, sericite altered, volcanic rocks and a quartz porphyry intrusion, similar to the mineralized intrusion at the nearby Xietongmen deposit, carry anomalous concentrations of copper and gold in the range of 500-8100 parts per million copper and 100-900 parts per billion gold. One exploration hole - 5057 - was drilled near the anomalous area and returned a 135.5 meter interval from 194 to 325.5 meters grading 0.28% copper and 0.31 g/t gold.

A property wide magnetic survey carried out in 2006 has further outlined the geological context of the Xietongmen property, helping define the areas for this next phase of drilling. These positive results will be followed up by drilling, once the delineation drilling planned for the Xietongmen deposit in 2006 is completed. A Property Location Map and a Map showing copper and gold anomalies in the Xietongmen and Langtongmen areas, 2005 drill holes and initial magnetic results are posted on the website at www.continentalminerals.com and www.greatchinamining.com.

Over 24,000 meters and 100 holes have been drilled so far in 2006. This work has focused on the Xietongmen deposit. The definition drilling program is nearly completed. The Xietongmen deposit is now closed off to the south by a fault and to the east by a younger granodioritic intrusion; however, the deposit remains open to the north and north-west. In addition to 21,000 meters of delineation work, 3,000 meters of metallurgical, hydrological and geotechnical drilling was completed to characterize the deposit, pit slopes, and potential rock and tailings storage sites.

Following the receipt of the remaining assay results and requisite quality control/quality assurance work, an updated resource estimate is planned for completion by late September 2006.

Other aspects of the comprehensive 2006 program designed to collect the data necessary for a feasibility study and environmental and social impact assessments are also progressing. Community and stakeholder engagement activities are ongoing, with the goal that the project will provide direct, tangible benefits for local residents and communities, respect local socio-economic priorities and incorporate a high standard of environmental management.

Arrangements to finalize the merger of Continental and Great China Mining to unify 100% ownership in the Xietongmen property in Continental (see joint news releases June 12, 2006 and July 10, 2006) are progressing. Completion is subject to a number of conditions including shareholders and regulatory approvals, and will likely occur in the third quarter of 2006.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling and quality assurance and quality control programs on behalf of Continental Minerals Corporation.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:	Great China Mining Inc.
Continental Minerals Corporation	Tel 604 641•1366
Tel 604 684•6365	www.greatchinamining.com
Toll Free 1 800 667•2114
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.